NEWS RELEASE

Attention: Financial Editors	Stock Symbols: PGF – TSX
PGH - NYSE

PENGROWTH REAFFIRMS FULL YEAR GUIDANCE AND REPORTS SOLID FIRST QUARTER RESULTS WITH CONTINUED PROGRESS ON DIFFERENTIATED STRATEGY

(Calgary, May 1, 2013) - Pengrowth Energy Corporation today announced financial and operating results for the first quarter of 2013 that highlighted continued progress in its drive to become a long term sustainable, dividend paying, energy producer.

“We are delighted with the results of our Cardium winter drilling program, the positive investor support for our niche thermal strategy and its associated sustainable financial model and the Lindbergh pilot, where performance continues to improve and exceed expectations,” said Derek Evans, President and Chief Executive Officer of Pengrowth. “Pengrowth had a strong quarter, with production and cash flow meeting budget and guidance expectations. In addition to the $316 million Weyburn sale that closed in March, we have made good progress in our efforts to sell non-core assets and are currently negotiating disposition agreements worth between $100 million and $125 million. Proceeds of these sales will provide Pengrowth with the financial flexibility needed to develop Lindbergh. Pengrowth enjoys an extensive array of additional, actionable funding opportunities.”

Highlights:

•	Pengrowth remains committed to a dividend of 4 cents per share per month.

•	The $316 million Weyburn asset sale closed on March 8, 2013 and enables Pengrowth to balance cash inflows and outflows for 2013, resulting in no expected growth in debt this year.

•	Negotiations are in progress on the sale of $100 million to $125 million worth of non-core assets. Proceeds will be used to help fund 2014 spending at Lindbergh.

•
Funds Flow from Operations for the quarter of $147.5 million ($0.29 per share) are on track with guidance. Pengrowth expects to fund its planned 2013 capital spending and dividend fully with funds flow from operations and the proceeds already received from the Weyburn sale.

•
Lindbergh pilot performance continues to exceed expectations, with production recently reaching 1,750 barrels per day (bbl/d) of bitumen from two well pairs at an Instantaneous Steam Oil Ratio (ISOR) of 1.7x. The planned 12,500 bbl/d commercial project remains on track, with Environmental Protection and Enhancement Act (EPEA) approval expected this summer.

•	Production for the quarter was 89,702 barrels of oil equivalent per day (boe/d) and met internal expectations and is in line with full year guidance of 85,000 to 87,000 boe/d.

•
Pengrowth achieved strong drilling and completion results in the Cardium formation, with 13.7 net wells being drilled (100 percent success) and 7.8 net wells completed. Based on initial test data and early production results, the wells appear to be meeting or exceeding type curve expectations.

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Additional hedges were entered into during the quarter, adding to the 2014 position with 64 percent of expected 2014 oil and 33 percent of expected 2014 natural gas production hedged at average prices of CDN$94.51 per bbl of oil and CDN$3.79 per Mcf of natural gas.

Pengrowth’s sustainability model implies balancing cash inflows and outflows, generating meaningful growth in cash flow per share and shifting production decisively toward oil and liquids over the next few years. Pengrowth believes that thermal bitumen production from Lindbergh will help improve sustainability, as it offers the best blend of low decline, low sustaining capital, high netback and long-life assets available to the company. The company’s Lindbergh thermal bitumen project is well-suited to supporting a dividend and is expected to allow Pengrowth to boost its proportion of oil and liquids production from just over 50 percent today to over 80 percent by 2018.

The two Lindbergh pilot well pairs have now generated cumulative production of over 500,000 barrels of bitumen. The pilot reached target production milestones in less than half the time expected, which could allow Pengrowth to accelerate the project by a year versus original plans and to expand total planned production capacity to 50,000 bbl/d by 2018, subject to regulatory approval. Lindbergh’s ISOR has remained exceptionally low, in the range of 1.7x.

The 12,500 bbl/d first commercial phase of the Lindbergh project is on schedule and on budget, with EPEA approval expected this summer and significant production by late 2014.

Summary of Financial & Operating Results

(monetary amounts in millions, except per share and per boe	Three months ended
amounts or as otherwise stated)	Mar 31, 2013	Dec 31, 2012	% Change	Mar 31, 2012	% Change
PRODUCTION
Average daily production (boe/d)	89,702	94,039	(5)	75,618	19
CASH FLOW
Funds flow from operations	$147.5	$189.7	(22)	$113.6	30
Funds flow from operations per share	$0.29	$0.37	(22)	$0.31	(6)

Oil and gas sales (1)	$390.9	$431.5	(9)	$328.5	19
Oil and gas sales per boe	$48.41	$49.88	(3)	$47.73	1

Operating expense (2)	$117.9	$114.4	3	$90.1	31
Operating expense per boe	$14.60	$13.22	10	$13.10	11

Royalty expense	$67.0	$69.5	(4)	$77.9	(14)
Royalty expense per boe	$8.30	$8.03	3	$11.32	(27)
Royalty expense as a percent of sales	17.1%	16.1%		23.7%

Operating netback per boe (2)	$24.77	$27.88	(11)	$22.47	10

Cash G&A expense (2)	$23.9	$25.0	(4)	$21.8	10
Cash G&A expense per boe	$2.96	$2.89	2	$3.16	(6)

Capital expenditures	$166.0	$93.9	77	$153.7	8
Capital expenditures per share	$0.32	$0.18	78	$0.42	(24)

Net cash acquisitions (dispositions)	$(315.7)	$56.2	-	$25.1	-
Net cash acquisitions (dispositions) per share	$(0.61)	$0.11	-	$0.07	-

Dividends paid	$61.5	$61.1	1	$75.8	(19)
Dividends paid per share	$0.12	$0.12	-	$0.21	(43)

Number of shares outstanding at period end (000's)	515,370	511,804	1	364,471	41
Weighted average number of shares outstanding (000's)	513,359	509,960	1	361,966	42
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss)	$(1.1)	$24.1	-	$(5.4)	-
Net income (loss)	$(65.1)	$(1.1)	-	$0.7	-
Net income (loss) per share	$(0.13)	$-	-	$-	-
LONG TERM DEBT
Long term debt (3)	$1,392.1	$1,530.6	(9)	$1,044.0	33
Convertible debentures	$236.8	$237.1	-	$-	-
Total long term debt including convertible debentures	$1,628.9	$1,767.7	(8)	$1,044.0	56
CONTRIBUTION BASED ON OPERATING NETBACKS(2)
Light oil	65%	65%		60%
Heavy oil	8%	10%		16%
Natural gas liquids	12%	13%		22%
Natural gas	15%	12%		2%

(1) Includes the impact of realized commodity risk management contracts.
(2) Prior periods restated to conform to presentation in the current period.
(3) Long term debt includes the current and long term portions.

Production

First quarter 2013 average daily production decreased five percent (4,300 boe/d) compared to the fourth quarter of 2012. The majority of this decline was expected and comprised 2,000 boe/d due to natural declines in gas volumes, a further 1,000 boe/d due to property dispositions and 1,300 boe/d due to one-off operational restrictions, coupled with increased gas required at the Judy Creek miscible flood and the timing of condensate shipments from the Sable Offshore Energy Project (SOEP), partially offset by the inclusion of Lindbergh production. The decline in natural gas production is a result of Pengrowth continuing to allocate capital away from conventional gas assets towards light oil and thermal projects.

Average daily production increased 19 percent compared to the same period last year, primarily due to additional volumes from the NAL acquisition, new production from the drilling program at Greater Olds/Garrington, as well as the inclusion of production from the Lindbergh thermal pilot.

Oil and Gas Revenues

First quarter oil and gas revenues of $391 million were nine percent lower than fourth quarter 2012 revenues of $432 million. Lower production volumes in the first quarter compared to the fourth quarter of 2012 and lower realized commodity prices for light and heavy oil were the primary reasons for the decline in revenues. First quarter 2013 revenues were 19 percent higher compared to the $329 million recorded in the first quarter of 2012. Increased production volumes from the NAL acquisition was the primary reason for the year over year increase.

Funds Flow from Operations

First quarter 2013 Funds Flow from Operations was $148 million ($0.29 per share), a 22 percent decrease compared to fourth quarter 2012 funds flow of $190 million ($0.37 per share). The decrease in funds flow was primarily due to lower production volumes in the first quarter and lower realized oil prices after hedging impact.

Compared to the first quarter 2012 funds flow of $114 million ($0.31 per share), first quarter 2013 funds flow was up by 30 percent. This increase in funds flow resulted primarily from higher production volumes from the NAL acquisition, lower royalties and a smaller discount between Canadian light oil and West Texas Intermediate, partially offset by lower realized prices for oil and liquids, primarily due to lower benchmark prices and higher operating expenses.

Adjusted Net Income and Loss

Pengrowth recorded an Adjusted Net Loss of $1.1 million in the first quarter of 2013, compared to Adjusted Net Income of $24.1 million in the prior quarter. This change was driven by the decrease in Funds Flow from Operations and no repeat of a favourable deferred tax adjustment from the prior quarter, partly offset by gains on dispositions and lower Depletion, Depreciation and Amortization (DD&A).

In comparison to the same period last year, Pengrowth recorded a $4.3 million decrease in the Adjusted Net Loss in the most recent quarter. The smaller Adjusted Net Loss is primarily due to an increase in Funds Flow from Operations and gains on dispositions, partly offset by an increase in DD&A.

Operating Expenses

First quarter 2013 operating expenses were $118 million ($14.60 per boe), compared to $114 million ($13.22 per boe) in the fourth quarter of 2012. This three percent increase in operating expenses was mainly due to the inclusion of Lindbergh operating expenses as of January 1, 2013 and higher spending on non-operated properties. Prior to sanctioning of the 12,500 bbl/d first commercial phase of the project in January 2013, Lindbergh pilot project operating expenses were capitalized.

Compared to first quarter of 2012, when operating expenses were $90 million, first quarter 2013 expenses increased by 31 percent to $118 million. Additional operating expenses associated with the acquired NAL properties, coupled with higher power costs and inclusion of the Lindbergh operating expenses during the quarter were the primary reasons for the increased costs year over year.

Development Capital

Pengrowth spent $166 million on development activities in the first quarter of 2013 and participated in the drilling of 101 gross wells (65.5 net) within its key focus areas of Greater Olds/Garrington, Swan Hills and Lindbergh, where 26 net delineation wells were drilled. Approximately 87 percent of the first quarter expenditures were spent on drilling, completion and facilities work, with the remainder directed to maintenance, land and corporate activities.

Operations

Greater Olds/Garrington Area

Pengrowth holds a large, contiguous land base in the Greater Olds/Garrington area with over 500 gross sections of Cardium rights, extensive infrastructure and significant operatorship.

Activity in the Greater Olds/Garrington area was substantial in the first quarter, with Pengrowth spending $56.9 million on development drilling and facilities. Pengrowth participated in the drilling of 22 gross (13.7 net) wells, targeting the Cardium formation. Completion activities were carried out on 13 gross (7.8 net) wells, with five gross (2.9 net) wells being placed on production during the quarter with combined net production (initial five day average) of approximately 750 boe/d (260 boe/d/net well). The remaining wells are expected to be placed on production in the second quarter of 2013.

In addition, construction began on the expansion of the Lochend battery, in which Pengrowth has a 40 percent working interest and is the operator. Additional compression and oil treating facilities are expected to double production handling capacity to approximately 10,000 boe/d (7,000 bbl/d oil and 18 MMcf/d gas) by the end of April 2013.

Swan Hills Trend

The Swan Hills Trend is a significant conventional oil resource, providing long term, low decline production and cash flow for the Company. The extensive carbonate oil reservoir in this trend provides Pengrowth with opportunities to put its expertise in horizontal drilling and multi-stage acid fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, Deer Mountain, Virginia Hills and Sawn Lake, where Pengrowth has extensive control of infrastructure.

During the first quarter, Pengrowth spent $36.0 million on development activities, targeting light oil opportunities and drilled a total of four operated wells (3.0 net) and eight partner-operated oil wells (1.6 net). There were three (2.5 net) operated oil wells completed in the quarter with a combined net production test (initial five day average) of approximately 550 boe/d (220 boe/d/net well).

Pengrowth expects to resume drilling operations with one rig after spring break-up late in the second quarter of 2013.

Lindbergh

Pengrowth’s 100 percent owned and operated Lindbergh property is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. The Lindbergh thermal project targets the Lloydminster formation, where the bitumen has excellent flow characteristics and oil quality, which translates into higher netbacks than are typically seen in other thermal projects. Based on positive pilot results during 2012, the 12,500 bbl/d first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of Directors in January 2013 and, subject to EPEA approval, is expected to be constructed during 2013 and 2014.

Engineering work is ongoing and Pengrowth has undertaken capital investment in critical path and long lead items. Pending regulatory approval, expected in the summer, field construction is slated to kick off in the third quarter, with drilling activities to commence in the fourth quarter of 2013. Lindbergh is expected to provide Pengrowth with the potential to develop production of up to 50,000 bbl/d of bitumen over three phases of development. This is expected to be low cost, low decline, stable production, with a 25 year reserve life.

Approximately $37.8 million was spent at Lindbergh during the quarter, with Pengrowth drilling 26 delineation wells. These wells help confirm the thickness, aerial extent and geological characteristics of the reservoir and were drilled in support of the Environmental Impact Assessment (EIA) application currently being compiled for the second phase (17,500 bbl/d) commercial development, which would increase the facility’s capacity to 30,000 bbl/d. Pengrowth expects to submit this application by the end of 2013.

Operations at the pilot project continued to show strong results during the quarter, with combined field production from the two well pairs averaging 1,620 bbl/d of bitumen and daily rates reaching 1,750 bbl/d just prior to a planned turnaround. The ISOR of 1.7x was constant through the first quarter, with cumulative production from the two well pairs exceeding 500,000 barrels of bitumen since commencing production in June of 2012. The two week plant turnaround at the pilot site was completed in mid-April, 2013 and production is now fully restored.

Financial Flexibility

Pengrowth remains committed to ensuring its financial flexibility as it makes its transition to becoming a long term sustainable, dividend paying energy producer. The Company has taken several measures intended to safeguard its dividend, maintain its financial and balance sheet strength and provide additional flexibility to ensure that it has the financial means and discipline to develop the Lindbergh thermal bitumen project. These include:

•	Selling non-core properties
•	Expanding its commodity hedging program
•	Managing interest costs through term debt markets

In the first quarter of 2013, Pengrowth closed the sale of the non-operated Weyburn unit interest (2,500 boe/d net) in southeast Saskatchewan, for gross proceeds of $316 million, prior to closing adjustments. The proceeds of the sale were used to pay down Pengrowth’s credit facilities, leaving the facilities undrawn at March 31, 2013, with $1.0 billion of available capacity. With the Weyburn sale complete, Pengrowth expects that it will be able to fund its planned 2013 capital spending while maintaining the current dividend, with no increase in total debt over 2012 debt levels.

On January 11, 2013, Pengrowth announced plans to make additional dispositions targeting total proceeds of up to $700 million by year end 2013. Pengrowth has made good progress on the sale of non-core assets and is currently negotiating agreements worth $100 million to $125 million. Pengrowth enjoys an extensive inventory of additional actionable funding opportunities. The proceeds from these targeted sales are earmarked to support the 2014 funding of the first commercial phase of the Lindbergh thermal project and are not required to fund any capital expenditures or the dividend in 2013. Pengrowth will exercise discipline and be prudent with its planned dispositions so as to maximize the potential value from the dispositions and minimize the cash flow impact.

Pengrowth has expanded its hedging activities to mitigate commodity price risk and provide a measure of stability and predictability to cash flows. Hedging activities have resulted in Pengrowth having 65 percent of its expected 2013 oil production hedged at Cdn$93.84 and 64 percent in 2014 at Cdn$94.51 per barrel. Natural gas hedges account for 61 percent of expected 2013 gas production at Cdn$3.32 per Mcf and 33 percent in 2014 at Cdn$3.79 per Mcf.

Additional details of Pengrowth’s risk management contracts in place for 2013, 2014 and 2015 are outlined in the Management’s Discussion and Analysis and Notes to the March 31, 2013 unaudited Financial Statements.

Pengrowth’s total long-term debt was approximately $1.6 billion as at March 31, 2013, comprising $1.4 billion of fixed rate term notes and $0.2 billion of convertible debentures.

Outlook

Pengrowth remains on track to achieve its objectives of becoming a long term sustainable, dividend paying energy producer. The development of the first phase of the Lindbergh thermal project is proceeding on time and on budget, with EPEA approval expected this summer. The pilot performance continues to exceed expectations, with current production surpassing 1,700 bbl/d at a stable ISOR of 1.7x.

Estimated full year 2013 average production is expected to meet guidance (85,000 to 87,000 boe/d). While full year guidance remains intact, the company expects that second quarter production will be 3,000 to 4,000 boe/d lower than in the first quarter due to the Weyburn disposition, planned downtime and plant turnarounds across operated and non-operated properties including Lindbergh, Quirk Creek, Sable Island, Dunvegan, and Lochend.

Pengrowth’s outlook for cash flow remains on track despite the volatile commodity price environment in recent weeks, as a result of its hedging program.

Pengrowth continues to make strong progress on non-core asset sales. The pipeline of asset sale opportunities is extensive and designed to tap multiple pools of capital.

“We look forward to updating you on the progress we have made on our non-core asset sales, at our Annual General Meeting on June 25, 2013,” said Derek Evans, President and Chief Executive Officer of Pengrowth.

Pengrowth’s unaudited Financial Statements for the three months ended March 31, 2013 and related Management’s Discussion and Analysis can be viewed on Pengrowth’s website at www.pengrowth.com. They have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Conference call:

Pengrowth will conduct a conference call and webcast with investors on Thursday, May 2, 2013 at 6:30 AM Mountain Time (8:30 AM Eastern Time). Participants should call 1-866-226-1792 ten minutes before the start of the call or can listen in online via the webcast using the link

 http://www.gowebcasting.com/4317.

A replay of the call will be made available until midnight Eastern Time on May 9, 2013 by calling

1-800-408-3053. The passcode is 3687857.

Notice of Annual General Meeting:

Pengrowth’s 2013 annual meeting of shareholders will be held on June 25, 2013 at 3:00 P.M. Mountain Time at the Metropolitan Conference Centre, located at 333 - Fourth Avenue SW, Calgary, Alberta. Information circulars and proxy forms pertaining to this meeting are expected to be mailed in late May to shareholders of record as of May 24, 2013.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Swan Hills light oil and Lindbergh thermal bitumen projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION

Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Advisory:

All amounts are stated in Canadian dollars unless otherwise specified.

Advisory Regarding Production Information

All production information herein is based upon Pengrowth’s Company interest (Pengrowth’s working interest share of production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties.

Caution Regarding Engineering Terms:

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 Mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Initial production results and steam oil ratio

This press release references early production results (IP rates) in various areas and steam oil ratios for the Lindbergh pilot project. These results are not necessarily reflective of long-term production results, production profiles, steam oil ratios or ultimate performance of these wells or the project.

Caution Regarding Forward Looking Information:

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to Pengrowth's strategy, plans and objectives, maintaining dividend levels, future dividends, 2013 capital expenditures, the allocation thereof and the source of funding, anticipated Lindbergh production, the sources of funding for the Lindbergh project, the timing of the Linbergh project becoming operational and the receipt of all required regulatory approvals required in connection therewith and on the timing contemplated, the timing and plans relating to the second and third phase of Lindbergh, potential asset sales and the entering of sale agreements, costs and timing, drilling plans, drilling inventory, production, production volumes, initial production rates, hedging plans, projected cash flow, funds flow, future borrowing, financing plans, future debt levels, operating expenses, G&A, royalties and transportation costs, Pengrowth's production profile, liquids to gas ratio, reserves and the replacement thereof. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; inability to receive regulatory and other third party approvals; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Although the Corporation currently intends to maintain its monthly dividend, dividends can and may fluctuate in the future. Actual future cash dividends, if any, will be subject to the discretion of our Board of Directors and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the ABCA for the declaration and payment of dividends.

Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2013.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional Information – Supplemental and Additional Non-IFRS Measures

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents supplemental and additional non-IFRS measures, Adjusted Net Income (Loss), operating netbacks and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-IFRS measures are provided to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-IFRS measures can be found in Pengrowth’s most recent management’s discussion and analysis.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.